Mail Stop 4561

August 10, 2007

Mr. John G. Copeland
Executive Vice President and Chief Financial Officer
First M&F Corporation
134 West Washington Street
Kosciusko, MS 39090

> **Re: First M&F Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 000-09424**

Dear Mr. Copeland:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Management's Discussion and Analysis

Noninterest income, page 24

1.   We note your disclosure that there was a 21.2% increase in overdraft fee revenues
        in 2006. Please tell us and in future filings disclose either in MD&A or a
        financial statement footnote the following regarding your overdraft program:

- the terms of your overdraft program, including how you determine the amount
  of the fees and the length of time over which customers accounts may remain
  in overdraft;
- whether you charge overdraft fees as a one-time fee per occurrence or based
  on the passage of time and/or amount of the overdraft;
- how you report the overdrawn balances in your financial statements;
- your basis for including the overdraft fees in noninterest income;
- how you assess collectibility and when to charge-off overdrawn balances and
  assessed fees; and
- quantify the total amount of overdraft fees assessed during the periods
  presented.

        Refer to the February 18, 2005 Joint Guidance on Overdraft Protection Programs
        issued by the federal banking regulators and the instructions for Call Report
        Schedules RI and RC-C.

Form 10-Q for the Quarterly Period Ended March 31, 2007:

Accounting Pronouncements, page 30

2.   We note your disclosure on page 31 that the company expects to implement its
        accounting for uncertain taxes and record any cumulative effect adjustments
        during the second quarter of 2007. Please tell us the impact of adopting FASB
        Interpretation No. 48 in the quarter ended June 30, 2007 and explain why you
        believe that the impact of not implementing this guidance during the first quarter
        of 2007 is not material.

Form 10-Q for the Quarterly Period Ended June 30, 2007:

Management's Discussion and Analysis

Provision for Loan Losses, page 23

3.   We note your disclosure that the company has not been negatively affected to date
        by the deterioration of credit quality in the sub-prime mortgage sector. Please tell
        us and in future filings disclose the extent to which you originate or purchase sub-
        prime loans or mortgage loans that include features that increase the credit risk of
        the loan, such as option ARM loans and loans with a higher than 80% loan-to-

value ratios. Describe your related underwriting and risk mitigation policies and procedures.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief